

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Sanj Patel
Chief Executive Officer
Kiniksa Pharmaceuticals International, plc
23 Old Bond Street, Floor 3
London, WIS 4PZ
England, United Kingdom

> **Re: Kiniksa Pharmaceuticals International, plc**
> **Registration Statement on Form S-3**
> **Filed June 28, 2024**
> **File No. 333-280611**

Dear Sanj Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marko Zatylny